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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                 Allied World Assurance Company Holdings, Ltd
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Shares, $.03 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G0219G203
                  ---------------------------------------------
                                 (CUSIP Number)

                               December 31, 2006
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. G0219G203
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       American International Group, Inc.
       I.R.S. Identification No. 13-2592361
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a)      [ ]
                                                    (b)      [ ]
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated under the laws of the State of Delaware
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                        5.    SOLE VOTING POWER
  NUMBER OF                    12,018,664
   SHARES                     --------------------------------------------------
BENEFICIALLY            6.    SHARED VOTING POWER
  OWNED BY                             0
    EACH                      --------------------------------------------------
 REPORTING              7.    SOLE DISPOSITIVE POWER
   PERSON                      12,018,664
    WITH                      --------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER
                                       0
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  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                            12,018,664
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                     [X]
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (9)
                                             19.8%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

                                       CO


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ITEM 1 (a).       NAME OF ISSUER:

                  Allied World Assurance Company Holdings, Ltd

ITEM 1 (b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  27 Richmond Road,
                  Pembroke HM 08
                  Bermuda

ITEM 2 (a).       NAME OF PERSON(S) FILING:

                  American International Group, Inc.


ITEM 2 (b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE(S):

                  American International Group, Inc.
                  70 Pine Street
                  New York, New York  10270

ITEM 2 (c).       CITIZENSHIP:

                  The information requested hereunder is set forth under Item 4 of the cover page to this Schedule 13G.

ITEM 2 (d).       TITLE OF CLASS OF SECURITIES:

                  Common Shares, $.03 par value per share

ITEM 2 (e).       CUSIP NUMBER:  G0219G203


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ITEM 3.       TYPE OF PERSONS FILING.

                       Not applicable.

 ITEM 4.      OWNERSHIP.

                       (a) through (c). Certain information requested hereunder is set forth under Items 5 through 9 and Item 11 of the cover page to this Schedule 13G. Of the aggregate amount of 12,018,664 common shares shown as beneficially owned by the reporting person on the cover page to this
                       Schedule 13G, (i) 1,266,995 shares are voting common shares, (ii) 10,426,338 shares are non-voting common shares, and (iii) 325,331 shares are non-voting common shares issuable upon exercise of a warrant held by the reporting person. A total of 2,000,000 common shares are issuable pursuant to the exercise of the warrant, but the warrant is exercisable, in full or in part, only (1) in connection with a contemporaneous sale by the reporting person of common shares issuable upon such exercise or
                       (2) to avoid a reduction of the reporting person's equity ownership percentage below 19.8%. Based upon the percentage of currently outstanding common shares, the number of common shares in respect of which the reporting person may currently exercise the warrant, other than for purposes of the contemporaneous sale of common shares, is 325,331 common shares.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

                       Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                       ANOTHER PERSON.

                       Not applicable.

ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
                       WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                       Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                       GROUP.

                       Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

                       Not applicable.


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ITEM 10.      CERTIFICATION.

                  Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2007

                          AMERICAN INTERNATIONAL GROUP, INC.


                          By /s/ Kathleen E. Shannon
                          -------------------------------------------
                          Name:  Kathleen E. Shannon
                          Title: Senior Vice President and Secretary



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